Via Facsimile and U.S. Mail
Mail Stop 6010

April 2, 2008

Mr. Lawrence R. Hoffman
Executive Vice President, General Counsel,
Secretary and Chief Financial Officer
Encorium Group, Inc.
1275 Drummers Lane, Suite 100
Wayne, Pennsylvania 19087

Re: **Encorium Group, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 0-21145

Dear Mr. Hoffman :

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Branch Chief